                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                      FORM 11-K

                                    ANNUAL REPORT

                          Pursuant to Section 15 (d) of the
                           Securities Exchange Act of 1934

                         For The Year Ended December 31, 1996

                     (A)  Full title of the plan and the address
                        of the plan, if different from that of
                               the issuer named below:

                               The Penn Traffic Company
                                 401(k) Savings Plan

                      (B)  Name of issuer of the securities held
                         pursuant to the plan and the address
                          of its principal executive office:

                               The Penn Traffic Company
                              1200 State Fair Boulevard
                              Syracuse, New York  13209

The Penn Traffic Company
401(k) Savings Plan

Financial Statements

December 31, 1996 and 1995

                               THE PENN TRAFFIC COMPANY
                                 401(K) SAVINGS PLAN


                     INDEX TO FINANCIAL STATEMENTS AND SCHEDULES





                                                                           PAGE

Report of Independent Accountants                                            1

Financial Statements:

    Statement of Net Assets Available for Plan Benefits
     at December 31, 1996 and 1995                                            2


    Statement of Changes in Net Assets Available for Plan
     Benefits for the years ended December 31, 1996 and 1995                  3


    Notes to Financial Statements                                             4


Supplemental Schedules:*

    Schedule of Assets Held for Investment at
     December 31, 1996 (Schedule I)                                           13

    Schedule of Reportable 5% Transactions for the
     Year Ended December 31, 1996 (Schedule II)                               14







* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                          REPORT OF INDEPENDENT ACCOUNTANTS


June 20, 1997

To the Participants and Administrator
of The Penn Traffic Company
401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Penn Traffic Company 401(k) Savings Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Penn Traffic Company
401(k) Savings Plan

Financial Statements
--------------------------------------------------------------------------------

                               STATEMENT OF NET ASSETS
                             AVAILABLE FOR PLAN BENEFITS



                                                              December 31,
                                                          1996           1995

ASSETS

   Investments at market (cost of $83,405,851
   in 1996 and $68,799,556 in 1995)                   $ 88,554,674   $72,697,271
                                                      ------------   -----------
Receivables:
   Accrued income                                          840,215       508,060
   Employee contributions                                   -            173,763
                                                      ------------   -----------

        Total receivables                                  840,215       681,823
                                                      ------------   -----------

Net assets available for plan benefits                 $89,394,889   $73,379,094
                                                      ------------   -----------
                                                      ------------   -----------










The accompanying notes are an integral part of the financial statements.

The Penn Traffic Company
401(k) Savings Plan

Financial Statements
--------------------------------------------------------------------------------

                          STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR PLAN BENEFITS

                                                         Year ended December 31,
                                                           1996            1995

ADDITIONS TO NET ASSETS
    Investment income:
    Interest and dividends                              $  7,641,208  $5,181,881
    Net appreciation in market
       value of investments                                1,251,116   3,083,398
     Net gain on sale of investments                         313,164     132,091
                                                        ------------  ----------
              Total investment income                      9,205,488   8,397,370

    Participant contributions                             10,266,948   9,770,734

Asset transfer from The Penn Traffic Company
 Insalaco Markets Division Profit Sharing
 Retirement Plan (Note 11)                                 3,119,095        -
                                                        ------------  ----------

               Total additions                            22,591,531  18,168,104
                                                        ------------  ----------
DEDUCTIONS FROM NET ASSETS
    Payments to participants                             (6,435,142) (4,545,759)
    Payment of individual insurance contract
      premiums                                              (79,624)    (89,432)
    Administrative expenses                                 (60,970)    (47,890)
                                                        ------------  ----------

                Total deductions                         (6,575,736) (4,683,081)
                                                        ------------  ----------
INCREASE IN NET ASSETS                                   16,015,795   13,485,023

NET ASSETS AVAILABLE FOR PLAN BENEFITS
    Beginning of year                                    73,379,094   59,894,071
                                                        ------------  ----------
    End of year                                         $89,394,889  $73,379,094
                                                        ------------  ----------
                                                        ------------  ----------


The accompanying notes are an integral part of the financial statements.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------

    1.   DESCRIPTION OF THE PLAN

         GENERAL
         The following brief description of The Penn Traffic Company 401(k) Savings Plan (the "Plan") sponsored by The Penn Traffic Company (the "Company") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         The Plan is a defined contribution plan established by the Company on July 9, 1987. The Plan is designed to provide benefits to all Company employees who have attained age twenty-one and have completed at least one year of service. As part of the Plan, the Company has entered into a trust agreement with the US Bancorp Trust Company (the "Bank"), under which the Bank, as trustee, transfers contributions to a separate trust fund in the Bank's trust department. The assets of the Plan are held by the Bank's trust department in a fiduciary capacity and as such are not assets of the Bank. The Plan's trust fund is administered by the Administrative Committee of the Plan, which has retained Coopers & Lybrand LLP in the capacity of recordkeeper of the Plan.

         CONTRIBUTIONS
         Employees in the Plan ("participants") may contribute from 1% to 15% of gross compensation as specified in writing and may elect to change such once per plan quarter.

         INVESTMENTS
         Participants have five options to which they can direct their contributions. These options are a stable income fund, two diversified equity funds, one balanced fund and one Company stock fund. The stable income fund consists of a mix of guaranteed investment contracts and three actively managed mutual funds. One of the diversified equity funds, the MAS EQUITY FUND, invests primarily in large blue chip companies with solid financial characteristics and above-average dividend yields. The other diversified equity fund, the ACORN FUND, is aggressively managed with a higher degree of risk.
         The balanced fund, the DELAWARE FUND, invests in stocks, bonds and money market instruments. The PENN TRAFFIC COMMON STOCK FUND allows employees the opportunity to purchase Company stock with pre-tax dollars. A life insurance plan which allows employees to elect to purchase life insurance for themselves and their spouses and children is still effective for those employees purchasing such insurance before January 1, 1989 (Note 3).

         LOANS
         Participants may obtain loans of not less that $500 but not more than the lesser of $50,000 or 50% of the participant's individual investment account balance. Generally, the term of the loans may not exceed five years.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------

         DISTRIBUTIONS
         Each participant is entitled to a retirement benefit equal to 100% of the participant's accrued benefit as of the valuation date. In the event of the death of a participant before actual retirement, 100% of the participant's accrued benefit on the valuation date following his/her death will constitute his/her death benefit and will be distributed to the participant's designated beneficiary or beneficiaries. If a participant terminates employment, he/she will receive 100% of his/her accrued benefit on the valuation date following his/her separation. A participant attaining the age of 591/2 has the right to withdraw all or a portion of his/her Plan assets. An in-service distribution to a participant will only occur if the participant can prove financial hardship to a committee formed by the Company.

         INCOME
         Net investment fund income is allocated quarterly to each participant's investment account in the ratio of their individual investment account to the investment fund in total.


    2.   BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on the accrual basis of accounting. Interest and dividend income is recognized as earned and expenses are recognized when the related obligation is incurred. Investments, excluding guaranteed investment contracts, are recorded at the closing market prices on December 31, 1996 and 1995.
         Guaranteed investment contracts are stated at contract value.

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------

    3.   INSURANCE PLAN

         Participants of the Plan are permitted to have a portion of their contributions directed towards the purchase of individual life insurance contracts for themselves, their spouse and their children, for those employees electing this option before January 1, 1989. As a result of these elections, the Plan disburses funds periodically to the First Colony Life Insurance Company for the payment of life insurance premiums. These insurance contracts are allocated on an individual participant basis and, as such, are excluded from Plan assets.

    4.   INVESTMENTS

         Investments which exceed 5% of the Plan's net assets at December 31, 1996 include:

                                                                 Market/Contract
                                                         Cost         Value

         The Acorn Fund                              $24,313,239    $ 30,353,310
         Delaware Balanced Fund                        6,035,968       6,331,995
         Miller Anderson Sherrard Fixed Income Fund    7,823,505       7,897,552
         Miller Anderson Sherrard Equity Fund         11,269,883      11,428,001
         Institutional Investors Stable Asset Fund     6,474,656       6,822,693
         John Hancock Guaranteed Investment Contract,
           guaranteed effective annual interest rate of
           8.14%, maturity date of 12/31/99             4,642,733      4,642,733

    5.   GUARANTEED INVESTMENT CONTRACTS

         The following aggregate amounts apply to fully benefit-responsive guaranteed investment contracts reported at contract value and held by the Plan in its Stable Asset Fund at December 31, 1996 and December 31, 1995:

                                                              December 31,
                                                             1996      1995

          Average yearly yield                              6.90%      8.11%
          Crediting interest rate                           6.73%      8.22%
          Fair market value                            $ 15,422,496  $16,456,068

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------

         Under certain situations specified in the various contracts, the issuer of the contract may elect to limit its guarantee and distribute funds at either contract value or fair market value, whichever is lower. These situations include premature withdrawals related to cancellation of the contract by the Plan prior to maturity, plant closings, layoffs, Plan termination, sponsor bankruptcy and certain early retirement incentives.

    6.   BENEFIT DISTRIBUTIONS PAYABLE

         At December 31, 1996 and 1995, the amount allocated to participant accounts who have elected to withdraw from the Plan but have not yet been paid was $1,352,000 and $1,190,000, respectively.

    7.   ADMINISTRATIVE COSTS

         Expenses incurred by the Bank in connection with investment transactions and payments to participants are paid by the Plan. Bank, professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan.

    8.   TAX STATUS

         The Company received a favorable Internal Revenue Service ("IRS") determination letter dated August 14, 1995 stating the Plan meets the requirements of Sections 401(a) and 401(k) of the IRS code and that the Plan is exempt from taxation under Section 501(a) of the IRS code.


         Under present federal income tax laws, a participant will not be subject to federal income taxes on the contributions by the participant or on interest or profits on the sale of securities held by the Plan until the participant's assets are distributed.

    9.   PLAN TERMINATION

         The Company expressly reserves the right to terminate the Plan. In the event of termination, all Plan objectives will be satisfied. All unallocated assets will then be allocated to the accrued benefits of the participants' accounts at the date of termination at which time the participants are fully vested.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------



    10.  TRANSACTIONS WITH PARTIES-IN-INTEREST

         As of December 31, 1996 and 1995, the Plan held the following:


                          DECEMBER 31, 1996             DECEMBER 31, 1995
                   ----------------------------  ------------------------------
                   NUMBER                MARKET   NUMBER                  MARKET
                  OF SHARES   COST        VALUE   OF SHARES      COST     VALUE

         Company common
           stock   99,535  $ 2,189,603 $ 360,815  57,528   $ 1,758,328 $ 861,682


11. TRANSFER OF ASSETS INTO PLAN

         On January 31, 1996, The Penn Traffic Company Insalaco Markets Division Profit Sharing Retirement Plan (the "Insalaco Plan"), was merged into the Plan. On that date, assets totalling $3,119,095 were transferred into the Plan. This asset transfer is presented as an addition to net assets in the statement of changes in net assets available for Plan benefits for the year ended December 31, 1996.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------


12. NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT FUND AT DECEMBER 31,1996

                             STABLE                       PENN TRAFFIC      MAS                  401(K)
                             INCOME        ACORN           COMMON        EQUITY      DELAWARE     LOAN
                             FUND          FUND            STOCK          FUND         FUND       FUND      INSURANCE       TOTAL

ASSETS
  Investments at market:
    Cash and equivalents   $1,543,901    $ 273,590        $ 10,425    $ 123,740    $  79,232    $  810       $     -    $ 2,031,698
    Mutual funds (cost of
     $58,229,368)          17,093,673   30,353,310           -        11,428,001   6,331,995      -                -     65,206,979
    Equities (cost of
     $2,189,603)                -            -              360,815        -            -         -                -        360,815
    Participants' loans
     (cost of $5,275,135)       -            -               -             -            -      5,275,135           -      5,275,135
                           ----------   ----------        -----------  ----------- ----------  -----------  ----------  -----------
                           18,637,574   30,626,900           371,240    11,551,741  6,411,227   5,275,945          -     72,874,627

  Investments at contract
     value:
    Guaranteed invest-
     ment contracts        15,680,047        -               -              -             -         -               -    15,680,047
                           ----------   ----------        -----------  ----------- ----------  -----------  ----------  -----------

      Total investments   34,317,621    30,626,900          371,240     11,551,741  6,411,227    5,275,945          -    88,554,674
                           ----------   ----------        -----------  ----------- ----------  -----------  ----------  -----------

  Receivables:
    Accrued income           147,554         -               -              -         692,661       -               -       840,215
    Employee contribution     -              -               -              -              -        -               -         -
                           ----------   ----------        -----------  ----------- ----------  -----------  ----------  -----------
      Total receivables       147,554        -               -              -         692,661       -               -       840,215
                           ----------   ----------        -----------  ----------- ----------  -----------  ----------  -----------

Net assets available
 for plan benefits       $ 34,465,175  $30,626,900          $ 371,240  $ 11,551,741 $7,103,888 $5,275,945   $       -   $89,394,889
                           ----------   ----------        -----------  ----------- ----------  -----------  ----------  -----------
                           ----------   ----------        -----------  ----------- ----------  -----------  ----------  -----------


The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1996
--------------------------------------------------------------------------------


13. CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT FUND FOR THE YEAR ENDED DECEMBER 31, 1996

                                  STABLE                  PENN TRAFFIC       MAS                    401(K)
                                  INCOME        ACORN        COMMON         EQUITY    DELAWARE       LOAN
                                    FUND        FUND          STOCK         FUND        FUND         FUND   INSURANCE        TOTAL

Investment income:
Interest and dividends          $ 1,937,936   $  2,879,610     $  -       $ 2,001,059  $  822,603   $    -    $    -    $ 7,641,208
Net appreciation (depreciation)
 in market value of investments     174,464      2,213,127     (932,143)     (195,500)     (8,832)       -         -     1,251,116
Net gain on sale of investments      21,284        277,309        -          -             14,571        -         -       313,164
                                 ----------    ------------  -----------    ----------- ----------  ----------- ------- -----------
Total investment income           2,133,684      5,370,046     (932,143)    1,805,559     828,342        -         -     9,205,488

Participant contributions         3,519,872      3,741,334      252,372     1,548,514   1,125,232        -      79,624   10,266,948
Transfer of assets from The
 Penn Traffic Company Insalaco
 Division Profit Sharing Retire-
 ment Plan (Note 11)              2,680,156         175,068      10,491        85,912     156,276       11,192      -     3,119,095
Loan activity                     1,087,509         846,877      58,925       289,699     169,464   (2,452,474)     -        -
Fund transfer activity           (2,547,416)        452,628     162,983     1,374,149     557,656        -          -        -
                                 ----------    ------------  -----------    ----------- ----------  ----------- ------- -----------

Total additions                   6,873,805      10,585,953    (447,372)    5,103,833    2,836,970  (2,441,282)  79,624  22,591,531
                                 ----------    ------------  -----------    ----------- ----------  ----------- ------- -----------
Payments to participants         (3,074,550)     (1,998,218)    (38,303)     (662,442)    (314,396)   (347,233)     -   (6,435,142)
Payment of individual insur-
 ance contract premiums               -              -              -            -            -              -  (79,624)   (79,624)
Administrative expenses             (24,998)        (22,188)       (268)        (8,367)     (5,149)          -      -      (60,970)
Loans to participants            (1,946,662)     (1,086,375)    (11,410)      (346,825)   (241,348)   3,632,620     -         -
                                 ----------    ------------  -----------    ----------- ----------  ----------- ------- -----------

Total deductions                 (5,046,210)     (3,106,781)    (49,981)     (1,017,634)  (560,893)   3,285,387 (79,624)(6,575,736)
                                 ----------    ------------  -----------    ----------- ----------  ----------- ------- -----------
Net increase                      1,827,595       7,479,172    (497,353)      4,086,199  2,276,077      844,105     -   16,015,795

Net assets available for
 plan benefits
   Beginning of year             32,637,580      23,147,728     868,593       7,465,542  4,827,811      4,431,840    -   73,379,094
                                 ----------    ------------  -----------    ----------- ----------  ----------- ------- -----------

   End of year                $  34,465,175    $ 30,626,900   $ 371,240     $11,551,741 $7,103,888   $5,275,945 $    -  $89,394,889
                                 ----------    ------------  -----------    ----------- ----------  ----------- ------- -----------
                                 ----------    ------------  -----------    ----------- ----------  ----------- ------- -----------



The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1996
--------------------------------------------------------------------------------



14. NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT FUND AT DECEMBER 31,1995


                                   STABLE                     PENN TRAFFIC      MAS                   401(K)
                                  INCOME         ACORN         COMMON         EQUITY      DELAWARE     LOAN
                                   FUND          FUND          STOCK           FUND         FUND       FUND    INSURANCE  TOTAL
                                 ----------    ------------  -----------    ----------- ----------  ----------- ------- -----------

ASSETS:
 Investments at market:
  Cash and equivalents         $    412,477     $    -          $    -       $    -      $    -      $    -      $    -  $  412,477
  Mutual funds (cost of
    $44,354,512)                 14,170,983     23,083,026           -       7,443,609   4,511,894        -           -  49,209,512
  Equities (cost of
    $1,758,328)                        -             -            862,920        -             -          -           -     862,920
  Participants' loans
    (cost of $4,431,840)               -             -               -           -             -      4,431,840       -   4,431,840
                                 ----------    ------------    -----------  ----------- ----------  ----------- ------- -----------
                                 14,583,460     23,083,026       862,920    7,443,609   4,511,894   4,431,840       -  54,916,749

Investments at contract value:
  Guaranteed invest-
    ment contracts               17,780,522         -                -           -             -           -           - 17,780,522
                                 ----------    ------------   -----------   ----------- ----------  ----------- ------- -----------
    Total investments            32,363,982     23,083,026        862,920    7,443,609  4,511,894    4,431,840       -  72,697,271
                                 ----------    ------------   -----------   ----------- ----------  ----------- ------- -----------
Receivables:
 Accrued income                     208,628         -                -           -        299,432          -         -      508,060
 Employee contribution               64,970         64,702         5,673        21,933     16,485          -         -      173,763
                                 ----------    ------------    -----------  ----------- ----------  ----------- ------- -----------
    Total receivables               273,598         64,702         5,673        21,933    315,917          -         -      681,823
                                 ----------    ------------    -----------  ----------- ----------  ----------- ------- -----------
 Net assets available for
 plan benefits                 $ 32,637,580   $ 23,147,728     $ 868,593     $7,465,542 $4,827,811  $4,431,840  $    -  $73,379,094
                                 ----------    ------------    -----------  ----------- ----------  ----------- ------- -----------
                                 ----------    ------------    -----------  ----------- ----------  ----------- ------- -----------

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1996
--------------------------------------------------------------------------------



15. CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT FUND FOR THE YEAR ENDED DECEMBER 31, 1995


                                   STABLE                     PENN TRAFFIC    MAS                    401(K)
                                   INCOME        ACORN          COMMON       EQUITY     DELAWARE      LOAN
                                   FUND           FUND           STOCK        FUND        FUND        FUND     INSURANCE    TOTAL

Investment income:
Interest and dividends            $ 2,245,788 $ 1,829,127        $    -       $715,857  $ 391,109   $    -     $   -     $5,181,881
Net appreciation (deprecia-
 tion) in market value of
 investments                          827,451   1,899,905        (1,034,403)   871,576    518,869        -         -      3,083,398
Net gain on sale of
 investments                              -       130,135              -           550      1,406        -         -        132,091
                                    ----------  ----------     -------------  ---------  ----------  ---------- --------- ----------
Total investment income              3,073,239  3,859,167        (1,034,403)  1,587,983   911,384        -         -      8,397,370

Participant contributions            3,652,137  3,679,211           425,969   1,061,593   862,392        -        89,432  9,770,734
Loan activity                          897,082    657,426            73,560     167,792    91,493    (1,887,353)    -         -
Fund transfer activity                 230,170 (1,055,976)           37,374     651,140   137,292        -          -         -
                                    ----------  ----------     -------------  ---------  ----------  ---------- --------- ----------
Total additions                      7,852,628  7,139,828          (497,500)  3,468,508 2,002,561     (1,887,353) 89,432 18,168,104
                                    ---------- ----------     -------------  ---------  ----------  ---------- --------- ----------
Payments to participants            (2,725,464)(1,023,665)         (66,133)    (297,276) (292,668)      (140,553)   -   (4,545,759)
Payment of individual
 insurance contract
 premiums                                 -           -               -              -        -           -      (89,432)  (89,432)
Administrative expenses                 (21,324)  (14,702)          (1,359)      (5,907)   (4,598)        -         -      (47,890)
Loans to participants                (1,510,721) (859,692)         (78,646)    (237,207) (116,979)     2,803,245    -         -
                                      ---------- ----------     -------------  ---------  ----------  ---------- --------- --------

Total deductions                     (4,257,509)(1,898,059)       (146,138)    (540,390) (414,245)     2,662,692(89,432)(4,683,081)
                                     ----------  ----------     -------------  ---------  ----------  ---------- --------- --------
Net increase                          3,595,119  5,241,769        (643,638)    2,928,118 1,588,316     775,339      -   13,485,023

Net assets available for
 plan benefits:
   Beginning of year                 29,042,461 17,905,959        1,512,231    4,537,424 3,239,495     3,656,501    -   59,894,071
                                     ----------  ----------     -------------  ---------  ----------  ---------- --------- --------

   End of year                      $32,637,580 $23,147,728       $ 868,593   $7,465,542 $4,827,811  $4,431,840 $   -   $73,379,094
                                     ----------  ----------     -------------  ---------  ----------  ---------- --------- --------
                                     ----------  ----------     -------------  ---------  ----------  ---------- --------- --------


The Penn Traffic Company                                              SCHEDULE I
401(k) Savings Plan

Supplemental Schedule
December 31, 1996
--------------------------------------------------------------------------------


                                           SCHEDULE I

                        SCHEDULE OF ASSETS HELD FOR INVESTMENT

                                                                                        DECEMBER 31,
                                                                                             1996
                                                                                   ----------------------
NUMBER OF                                                                                           FAIR
 SHARES                                                                             COST           VALUE
              Stable Income Fund:
2,943,988      Aetna Guaranteed Investment Contract, guaranteed effective
               annual interest rate of 5.79%, maturity date of 12/31/98         $ 2,943,988     $ 2,943,988
1,184,768      Allstate Guaranteed Investment Contract, guaranteed effective
               annual interest rate of 8.17%, maturity date of 12/30/99           1,184,768       1,184,768
1,357,708      Continental Assurance Co. Guaranteed Investment
               Contract, guaranteed effective annual interest rate of 7.0%,
               maturity date of 5/27/97                                           1,357,708       1,357,708
4,642,733      John Hancock Guaranteed Investment Contract, guaranteed
               effective annual interest rate of 8.14%, maturity date of
               12/31/99                                                           4,642,733       4,642,733
2,922,179      ITT Hartford Guaranteed Investment Contract, guaranteed
               effective annual interest rate of 5.52%, maturity date of
               12/31/98                                                           2,922,179        2,922,179
1,257,547      Pacific Mutual Guaranteed Investment Contract, guaranteed
               effective annual interest rate of 6.17%,  maturity date of
               12/31/97                                                           1,257,548        1,257,548
1,336,548      Principal Mutual Guaranteed Investment Contract, guaranteed effective annual interest rate of 7.87%, maturity date of
               12/31/97                                                            1,336,548       1,336,548
   34,576      Principal Mutual Guaranteed Investment Contract, guaranteed effective annual interest rate of 6.65%, maturity date of
               12/31/96                                                               34,576          34,576
  384,269      Institutional Investor Stable Asset Fund                            6,474,655       6,822,693
  672,132      Miller Anderson Sherrard Fixed Income Fund                           7,823,505      7,897,552
  230,430      Payden Rygel Global Fixed Income Fund                                2,312,117      2,373,427
                                                                                -------------     ----------

               Total Stable Income Fund                                           32,290,325      32,773,720


2,018,172      The Acorn Fund                                                     24,313,239      30,353,310
  491,738      Miller Anderson Sherrard Equity Fund                               11,269,883      11,428,001
  316,283      Delaware Balanced Fund                                              6,035,968       6,331,995
   99,535      The Penn Traffic Company Common Stock *                             2,189,603         360,815
1,501,063      Cash                                                                1,501,063        1,501,063
  530,635      Provident Federal Funds                                               530,635          530,635
    1,791      401(k) Participant Loans                                            5,275,135        5,275,135

                   Total investments                                            $ 83,405,851     $ 88,554,674
                                                                                -------------    ------------
                                                                                -------------    ------------

         *        Represents Party-in-Interest investment.

The Penn Traffic Company                                             SCHEDULE II
401(k) Savings Plan

Supplemental Schedule
December 31, 1996
--------------------------------------------------------------------------------

                        SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                       COST OF
                             NUMBER OF   PURCHASE  NUMBER OF SELLING   SECURITIES     NET GAIN/
                             PURCHASES   PRICE     SALES     PRICE     SOLD            (LOSS)

SERIES OF TRANSACTIONS:

 Acorn Mutual Fund              25      $5,887,131

 Daily Income Trust -
  Government IIA Fund           53      13,112,576   68   $ 13,484,717     $ 13,484,717     -

 Institutional Investors
  Stable Asset Fund              3      4,974,657

 Miller Anderson
 Sherrard Equity Fund           30      4,179,892


                                       EXHIBITS



EXHIBIT
NUMBER                                DESCRIPTION

23.1                                  Consent of Independent Public Accountants



                                      SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                                   THE PENN TRAFFIC COMPANY
                                                   401(k) SAVINGS PLAN



                                           By:  __________________________
                                                Robert J. Davis
                                                Chairman
                                                Administrative Committee

Date:  June ____, 1997

                                    EXHIBIT INDEX


The following exhibit is filed as part of the Annual Report:


EXHIBIT NUMBER     DESCRIPTION                      PAGE NUMBER

23.1               Consent of Independent        17
                   Public Accountants